UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 May 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308, 333-6040 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton                          43,903
AC Employee Benefit Trustees
Limited Acct CRG                     1,605

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 37
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000005%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,508; 0.006302%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Nicholas Hartery
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Nicholas Hartery
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Goodbody Stockbrokers Nominees Limited
7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 30
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000004%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,332; 0.000184%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jan Maarten de Jong
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jan Maarten de Jong
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Jan Maarten de Jong
7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 420
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000058%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 15,092; 0.002089%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Myles Lee
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Myles Lee
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Myles Lee                               378,869
Louise Lee                                  8,596
AC Employee Benefit
Trustees Limited Acct CRG       2,363

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 5,000
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000692%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 389,828; 0.053984%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Heather Ann McSharry
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Heather Ann McSharry & Relative
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Heather Ann McSharry    3,638
Gaelen Britton                    190

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 87
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000012%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 3,828; 0.000530%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                              32,211
AC Employee Benefit Trustees
Limited Acct CRG                           2,363

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 868
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000120%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 34,574; 0.004787%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Daniel N. O'Connor
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Daniel N. O'Connor
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Daniel N. O'Connor                                14,836
Davycrest Nominees Limited
Acct 0075330                                            1,411

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 364
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000050%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 16,247; 0.002249%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Erik Bax
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Erik Bax
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Erik Bax                                    12,936
BBHISL Nominees Limited       7,320

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 570
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 15th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000078%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 20,256; 0.002805%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Jack Golden                                      49,078
AC Employee Benefit Trustees
Limited Acct CRG                              2,363

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 1,151
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000159%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 51,439; 0.007123%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Henry Morris                                            9,435
AC Employee Benefit Trustees
Limited Acct CRG                                    2,363
Davycrest Nominees Limited
Acct 0049779                                          33,143
Davycrest Nominees Limited
Acct 0127109                                          26,301
Pershing International Nominees
Limited Acct BCCLT                               4,455
Davycrest Nominees Limited
Acct 0102350                                            5,000

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 1,006
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000139%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 80,697; 0.011175%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Doug Black
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Doug Black
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Doug Black                                           114,316
The Bank of New York Mellon                1,800
The Bank of New York Mellon (relative)      649

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 3,176
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.40
11	Date and place of transaction 14th May 2012; Dublin	12	Date issuer informed of transaction 14th May 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 15th May 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000439%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 116,765; 0.016170%
In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 15th May 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 May 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director